Exhibit 1.4

EUROSEAS LTD.

AMENDMENT NO. 1 TO

BYLAWS

As Adopted March 25, 2010

WHEREAS, Euroseas Ltd. (the "Corporation") has entered into that certain Shareholder Voting Agreement (the "Shareholder Agreement"), dated as of March 25, 2010 by and among (i) the Corporation, (ii) Paros Ltd., a Cayman Islands exempted company ("Paros"), (iii) All Seas Investors I, Ltd., a Cayman Islands limited company ("All Seas I"), All Seas Investors II, Ltd., a Cayman Islands limited company ("All Seas II"), All Seas Investors III LP, a Cayman Islands exempted limited partnership ("All Seas III", and collectively with All Seas I and All Seas II, "All Seas"), (iv) Friends Investment Company, Inc., and (v) Aristides J. Pittas ("Pittas").  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholder Agreement.

WHEREAS, pursuant to the Shareholder Agreement, upon the consummation of any Conversion, the Corporation has agreed to use reasonable efforts (through voting agreements, amendments to the Bylaws or otherwise and including by increasing the size of the Board of Directors, electing such directors to fill such vacancies and nominating such directors to serve on the Board of Directors) to ensure that for so long as the Euroseas Percentage Interest of Paros or All Seas (considered separately), is (x) greater than 35%, Paros or All Seas, as applicable, together with their respective Permitted Transferees, shall each be entitled to select two (2) directors for appointment to the Board of Directors or (y) between 7.5% and 35%, such JV Shareholder(s) shall each be entitled to select one (1) director for appointment to the Board of Directors, in each case in addition to the current seven seats on the Board of Directors and adjusted in proportion to any change in the total number of seats on the Board of Directors;

WHEREAS, pursuant to the Shareholder Agreement, upon the consummation of any Conversion, the Corporation is required to increase the number of directorship positions constituting the full Board of Directors in accordance with the following: (i) by four (4) during a Four Director Period; (ii) by three (3) during a Three Director Period; (iii) by two (2) during a Two Director Period; and (iv) by one (1) during a Single Director Period;

WHEREAS, pursuant to the Shareholder Agreement, if at any time, the number of directorship positions constituting the full Board of Directors is fixed at a number larger or smaller than the number of such directorship positions in effect as of the date hereof (except where such change is the result of action taken pursuant to the Shareholder Agreement), the number of directorship positions that the Corporation shall be obligated to add to the then existing number of directorship positions constituting the full Board of Directors shall be automatically adjusted in proportion to any such change; and

WHEREAS, pursuant to the Shareholder Agreement, if the Euroseas Percentage Interest of either Paros or All Seas is less than 7.5%, the Corporation shall have no obligation pursuant to section 6(a)(i) of the Shareholder Agreement with respect to such JV Shareholder(s), and the directors on the Board of Directors selected for appointment by such JV Shareholder(s), shall resign or may be removed and such JV Shareholder(s) will no longer have any right to elect directors to the Board of Directors;

NOW, THEREFORE, the Corporation hereby amends the Bylaws by adding Section 13 to Article III thereof as set forth herein:

Section 13.  Addition of Directors Pursuant to Euromar LLC Shareholder Voting Agreement:

(a)  Notwithstanding anything to the contrary contained herein, in the event of a Conversion, the size of the Board of Directors shall automatically be increased as follows: (i) by four (4) during a Four Director Period; (ii) by three (3) during a Three Director Period; (iii) by two (2) during a Two Director Period; and (iv) by one (1) during a Single Director Period; provided, however, that if at any time following the date hereof, the number of directorship positions constituting the full Board of Directors is fixed at a number larger or smaller than seven (7) directorship positions (except where such change is the result of action taken pursuant to the Shareholder Agreement), the number of directorship positions that the Corporation shall be obligated to add shall be automatically adjusted in proportion to any such change.

(b)  Upon any such increase in the size of the Board of Directors, the then existing directors shall fill the newly created directorship positions by appointing those individuals to the Board of Directors that have been selected by the applicable JV Shareholder(s).  Subject to removal for cause or pursuant to clauses (c) or (d) below, any such JV Directors shall serve until the next annual meeting of the shareholders at which time the Board of Directors shall nominate such JV Directors for re-election by the Corporation's shareholders.  With respect to any such re-election, the Board of Directors shall determine whether to classify any such JV Directors as Class A, Class B or Class C Directors and may classify JV Directors in different Classes.

(c)  Notwithstanding anything to the contrary contained herein, if at any time while there are JV Directors serving on the Board of Directors, the Euroseas Percentage Interest of either Paros or All Seas decreases such that it is no longer entitled to appoint the number of JV Directors then serving on the Board of Directors, then the requisite number of JV Directors on the Board of Directors shall immediately resign.  Failure by such JV Directors to promptly resign shall constitute cause for removal by a majority of the non-JV Directors on the Board of Directors.

(d)  Notwithstanding anything to the contrary contained herein, if at any time the Euroseas Percentage Interest of either Paros or All Seas is less than 7.5%, the Corporation shall have no obligation pursuant to section 6(a)(i) of the Shareholder Agreement with respect to such JV Shareholder(s) and any JV Directors on the Board of Directors shall immediately resign.  Failure by such JV Directors to promptly resign shall constitute cause for removal by a majority of the non-JV Directors on the Board of Directors.

(e)  Capitalized terms used in this Article III, Section 13 and not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholder Voting Agreement (the "Shareholder Agreement"), dated as of March 25, 2010, by and among (i) the Corporation, (ii) Paros Ltd., a Cayman Islands exempted company, (iii) All Seas Investors I, Ltd., a Cayman Islands limited company, All Seas Investors II, Ltd., a Cayman Islands limited company, All Seas Investors III LP, a Cayman Islands exempted limited partnership, (iv) Friends Investment Company, Inc. and (v) Aristides J. Pittas.